ThinkEquity LLC

17 State Street, 41st Floor

New York, NY 10004

January 21, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F St., NE

Washington, D.C. 20549

Re:	Twin Vee PowerCats Co.
Registration Statement on Form S-1 (File No. 333-292661)

Ladies and Gentlemen:

ThinkEquity LLC, as representative of the underwriters of the offering pursuant to the above-referenced Registration Statement, hereby concurs in the request by Twin Vee PowerCats Co. to withdraw its request for an accelerated effective date of the above-referenced Registration Statement to 5:00 p.m. Eastern Time on Wednesday, January 21, 2026.

Very truly yours,

ThinkEquity LLC

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking